Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL MADE A PUBLIC FILLING TO THE U.S. SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH A PROPOSED IPO IN THE UNITED STATES

Tel Aviv, Israel, September 29, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that Gamida Cell Ltd. (“Gamida”) filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission in connection with a proposed initial public offering of its ordinary shares in the Unites States. The number of shares to be offered and the price range for the offering have not yet been determined. Gamida Cell has applied to list its ordinary shares on the Nasdaq Global Market under the ticker symbol “GMDA”.

BMO Capital Markets and RBC Capital Markets are serving as joint book-running managers for the proposed offering. Needham & Company and Oppenheimer & Co are acting as co-managers for the proposed offering.

As of this date, the total amount of money that will be raised through the proposed offering and Gamida’s valuation have not yet been determined and there is no certainty that the proposed IPO will be consummated, inter alia, in case of failure to obtain required approvals; the realization of risk factors related to Gamida; developments in its business or in the financial markets and the markets in which it operates; etc.

The securities referred to in this press release are to be offered only by means of a prospectus. Copies of the prospectus related to the Proposed IPO may be obtained, when available, from the book-running managers.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company holds approximately 84% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 55% on a fully diluted basis) which, in turn, holds approximately 18% of the share capital in Gamida (approximately 13% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida Cell Ltd. is a clinical stage biopharmaceutical company leveraging its proprietary technology to develop cell therapies that are designed to cure cancer and rare, serious hematologic diseases. Gamida Cell leverages its nicotinamide-, or NAM-, based cell expansion technology to develop a pipeline of products designed to address the limitations of cell therapies. Gamida Cell’s most advanced product candidate, NiCord, is a NAM-expanded cord blood cell therapy which has the potential to serve as a universal curative stem cell graft for patients who need a hematopoietic stem cell transplant, or HSCT. Gamida Cell is currently enrolling patients in a pivotal Phase 3 clinical trial in 120 patients with various hematologic malignancies, including high risk leukemias such as acute myeloid leukemia, or AML, acute lymphocytic leukemia, or ALL, chronic myeloid leukemia, or CML, myelodysplastic syndrome, or MDS and lymphomas.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com